PARSONS/BURNETT, LLP

Attorneys

www.parsonslaw.biz

James B. Parsons

Robert J. Burnett

Admitted in Wa., Or. & CNMI

Admitted in Wa.

jparsons@pblaw.biz

rburnett@pblaw.biz

2070 Skyline Tower

505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street

Spokane, Washington, 99201

Bellevue, Washington 98004

Ph: (509) 252-5066

Ph: (425) 451-8036

Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

December 7, 2007

Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

TenantWiz Software Corporation

Registration Statement on Form SB-2

Filed November 2, 2007

File Number 333-147106

Dear Mr. Shuman:

This letter is in response to your comment letter dated December 4, 2007, with regard to the Form SB-2 filing of TenantWiz Software Corporation, a Nevada corporation (“TenantWiz” or the "Company") filed on November 2, 007.

Selling Security Holders, page 10

1.

A full description of the transactions in which Selling Security Holders acquired their stock has been added.  We note that previously the Prospectus stated that the Company had relied on Rule 506 as the applicable exemption for its private placement, but the Company in fact relied upon Rule 504.  We have made the necessary revisions to properly reflect the exemption relied upon by the Company.  See pages 10, 23 and 41.

2.

A disclosure has been added to show that none of the selling security holders are broker-dealers or affiliates of broker-dealers.  See page 12.

Exhibit 5.1: Opinion of Parsons/Burnett, LLP

3.

The opinion letter has been revised and is included with the amended SB-2 filing.

Signatures

4.

The signature section has been revised to show the signature of the principal financial officer and principal accounting officer.  See page 42.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist TenantWiz in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES PARSONS

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